FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

MATERIAL FACT

Partnership and Distribution Agreements

Sadia S.A. ("Sadia") announces, to its shareholders and to the market at large, in accordance to and for the purposes of Paragraph 4, Art.  157 of Law No. 6404/76 and the Brazilian Securities and Exchange Commission - CVM No. 358/02, as amended, that on this date it executed a Partnership Agreement with Kraft Foods Brasil S.A. and Kraft Foods Holdings, Inc. (jointly, “Kraft”), establishing the terms and conditions precedent for the formation of a joint venture to manufacture, market and distribute, in Brazil, cheese products, including those currently marketed by Kraft under the Philadelphia brands, as well as cheese products and cheese spreads sold under the Sadia brand.

This joint venture shall take the form of a closed corporation (“Corporation”), with its registered address and industrial park located in Curitiba-PR. Kraft shall hold 51% of the voting shares and Sadia shall hold the remaining 49%. The corporation shall have its own independent structure and corporate governance.

In view of the provision of financial funds, the transfer of assets and rights and also the industrial facilities allocated to the Corporation, the initial investment to set up the business is estimated at R$ 30 million. The revenues of the Corporation shall reach R$ 40 million during the first year of business.

Upon the execution of the final documents by Kraft and Sadia, as required by the operation and foreseen in the Partnership Agreement, the Corporation shall commence its activities by the second half of August 2008.

In addition, Sadia and Kraft also executed, in parallel with the Partnership Agreement, a Distribution Agreement, according to which Sadia shall market and distribute the whole portfolio of cheese products manufactured by Kraft, on an exclusive basis.

This partnership with Kraft represents an important step towards strengthening Sadia in the segment of cheese and is in full alignment with its strategy of growth and creation of value, both for the Company and for its shareholders.

São Paulo, April 28, 2008

Welson Teixeira Junior

Investor Relations Director